Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands, except ratio of earnings to fixed charges)
Income from continuing operations before income taxes	$43,919	$73,230	$194,559	$226,543	$164,625
Fixed charges(1)
Interest expense	1,661	5,934	3,474	3,512	3,486
Amortization of debt issuance cost	253	3,318	631	601	668
Interest included in rental expense	425	632	918	899	992

Total fixed charges	$2,339	$9,884	$5,023	$5,012	$5,146

Earnings(2)	$46,258	$83,114	$199,582	$231,555	$169,771
Ratio of earnings to fixed charges	19.8	8.4	39.7	46.2	33.0

(1)	“Fixed charges” consist of interest expense on indebtedness, amortization of debt issuance costs and the estimated portion of rental expense deemed a reasonable approximation of this interest factor.

(2)	“Earnings” consist of income from continuing operations before income taxes plus fixed charges.